[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

September 17, 2015

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust II
File Nos. 811-08333 and 333-33607

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on August 24, 2015 regarding the registration statement filed on Form N-1A for Nuveen Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 15, 2015, which relates to Nuveen Winslow Managed Volatility Equity Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

GENERAL COMMENTS

COMMENT 1

Please include the Tandy representations in the response letter.

RESPONSE TO COMMENT 1

The Tandy representations are included at the end of this response letter.

PROSPECTUS

COMMENT 2 — COVER PAGE

Please provide the ticker symbols for the classes on the cover page once you obtain it.

RESPONSE TO COMMENT 2

The ticker symbols have been added to the cover page.

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

In the “Annual Fund Operating Expenses” table, please provide the management fees and distribution and/or service (12b-1) fees to the staff of the Commission for review.

RESPONSE TO COMMENT 3

The management fees and distribution and/or service (12b-1) fees have been added to “Annual Fund Operating Expenses” table. For purposes of the Commission’s review, the management fee for all classes is 0.75% and the distribution and/or service (12b-1) fees for Class A, Class C, Class R6 and Class I are 0.25%, 1.00%, 0.00% and 0.00%, respectively.

COMMENT 4 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

In the “Annual Fund Operating Expenses” table, please add a footnote stating that expenses are based on estimated amounts for the current fiscal year.

RESPONSE TO COMMENT 4

A footnote stating that the expenses are based on estimated amounts for the current fiscal year has been added to the “Annual Fund Operating Expenses” table.

COMMENT 5 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

With regard to footnote 3 to the “Annual Fund Operating Expenses” table, please note that fee waivers and/or expense reimbursements may not be reflected unless they are in effect for at least one year from the date of the prospectus and they are triggered because the estimated operating expenses exceed the expense limitation.

RESPONSE TO COMMENT 5

The fee waivers and/or expense reimbursements will be in effect until November 30, 2017, which is more than a year from the date of the prospectus. Management confirms that the fee waivers and/or expense reimbursements are triggered because the estimated operating expenses exceed the expense limitation.

COMMENT 6 — FUND SUMMARY — PORTFOLIO TURNOVER

Please include disclosure stating that the portfolio turnover rate is not shown because the Fund has not commenced operations as of the date of the prospectus.

RESPONSE TO COMMENT 6

The disclosure has been revised to state that the portfolio turnover rate is not available because the Fund has not commenced operations as of the date of the prospectus.

COMMENT 7 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

With regard to the total return swaps, please note that when the Fund engages in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also, note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

RESPONSE TO COMMENT 7

The Fund will set aside an appropriate amount of assets when it engages in total return swaps.

COMMENT 8 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please use plain English and avoid technical terms in the prospectus (e.g., fundamental, bottom-up investment process).

RESPONSE TO COMMENT 8

The disclosure has been revised to use plain English and avoid technical terms. Please see the relevant pages of the Prospectus in the attached Exhibit.

COMMENT 9 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The fourth paragraph of this section states that the Fund starts with the companies in the Russell 1000® Index “complemented with additional companies that are not in the Index.” Please provide additional disclosure regarding the types of equities that the Fund may invest in as a principal investment strategy.

RESPONSE TO COMMENT 9

The disclosure has been revised to state that the Fund will invest in securities of companies consisting primarily of companies in the Russell 1000® Index with market capitalizations exceeding $4 billion.

COMMENT 10 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The fourth paragraph of this section uses the phrase “portfolio construction parameters.” Please identify such parameters.

RESPONSE TO COMMENT 10

The fourth paragraph has been revised to more generally describe the Sub-Adviser’s security selection process. Please see the relevant pages of the Prospectus in the attached Exhibit.

COMMENT 11 — FUND SUMMARY — PRINCIPAL RISKS

Please consider disclosing the risks of investing in a new fund.

RESPONSE TO COMMENT 11

Management respectfully declines to add a new risk relating to the risks of investing in a new fund in the “Principal Risks” section. Management believes that the current risk disclosures adequately disclose the Fund’s principal risks.

COMMENT 12 — FUND SUMMARY — PRINCIPAL RISKS

Please delete the references to the risks of investing in issuers located in emerging market countries. Alternatively, please disclose in the principal investment strategy that the Fund may invest in issuers located in emerging market countries.

RESPONSE TO COMMENT 12

The reference to risks of investing in issuers located in emerging market countries has been deleted from the “Fund Summary” section. Investing in issuers located in emerging market countries is not a principal investment strategy of the Fund.

COMMENT 13 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

The second paragraph of this section states that the Fund has adopted a non-fundamental investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended. Please disclose the 80% policy. In addition, please consider deleting the reference to the rule.

RESPONSE TO COMMENT 13

Because the 80% policy is disclosed in the “Principal Investment Strategies” section of the prospectus and further described in the statement of additional information, this paragraph has been deleted in response to this comment.

COMMENT 14 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

In this section, please explain the Fund’s principal investment strategy regarding volatility. In addition, please explain how the sub-advisers decide which securities to buy and sell pursuant to Item 9(b)(2) of Form N-1A.

RESPONSE TO COMMENT 14

Management believes that the Fund’s strategy regarding volatility is adequately disclosed in the “Principal Investment Strategies” section and satisfies Item 9(b)(2) of Form N-1A. General Instructions C(3)(a) to Form N-1A states: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The “More About Our Investment Strategies” section is intended to complement the “Principal Investment Strategies” section and provide additional information concerning certain of the Fund’s investment strategies. Consequently, Management respectfully declines to revise the disclosure in response to this comment.

Management believes that the fourth and fifth paragraphs of the “Principal Investment Strategies” section adequately describe how the Fund’s sub-advisers decide which securities to buy and sell.

COMMENT 15 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES — EQUITY SECURITIES

The “Equity Securities” section states that the Fund may invest in convertible debt securities. If the Fund intends to invest in contingent convertible debt securities, please explain supplementally the extent that the Fund will invest in such securities. Please note that the staff of the Commission may have more comments after reviewing this response.

RESPONSE TO COMMENT 15

As disclosed in this section, the Fund’s investment in equity securities includes debt instruments that are in the money or immediately convertible into common stocks or preferred securities. Contingent convertible debt securities are not counted as equity securities for purposes of the Fund’s 80% test.

COMMENT 16 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES — INVESTMENT COMPANIES AND OTHER POOLED INVESTMENT VEHICLES

This section states that the Fund may invest in other investment companies and other pooled investment vehicles. Please be aware that the Commission only allows a fund to invest up to 15% in non-traded closed-end funds and hedge funds. For purposes of the Fund’s investment restrictions, the entire 15% should be deemed illiquid.

RESPONSE TO COMMENT 16

Management confirms that if the Fund invests in non-traded closed-end funds and hedge funds, these securities will be considered illiquid and limited to 15% of the Fund’s net assets.

COMMENT 17 — HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

In the “Futures and swaps risk” disclosure, please describe with more specificity the leverage risk of investing in futures and swaps.

RESPONSE TO COMMENT 17

Management believes that the “Futures and swaps risk” adequately discloses the leverage risks of investing in futures and swaps in plain English with the following disclosure:

…investments in futures contracts and swaps may entail investment exposures that are greater than their cost would suggest. As a result, a small investment in futures contracts or swaps could have a large impact on performance.

COMMENT 18 — HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

The “Small fund risk” states that the Fund may have to borrow money and, therefore, may be subject to leverage risk. Please explain the leverage risk in this situation in more detail.

RESPONSE TO COMMENT 18

“Small fund risk” has been replaced with “Large shareholder transactions risk,” which Management believes better reflects the nature of this non-principal risk factor. Included in the new disclosure is the following plain English explanation of the leverage risk of a large redemption of Fund shares:

…until the Fund is able to sell securities to meet the redemption request, the Fund’s market exposure may be greater than it ordinarily would be, which would magnify the impact of any market movements on the Fund’s performance.

COMMENT 19 — HOW YOU CAN BUY AND SELL SHARES — HOW TO BUY SHARES

The “Directly from the Fund-By Mail” section states that receipt at the post office box address given does not constitute receipt of purchase orders or redemption requests by the transfer agent. Please state what constitutes receipt by the transfer agent.

RESPONSE TO COMMENT 19

The language has been revised to state: “Purchase orders and redemption requests are not processed until received in proper form by the transfer agent of the Fund.”

COMMENT 20 — HOW YOU CAN BUY AND SELL SHARES — SPECIAL SERVICES — EXCHANGING SHARES

The second paragraph under the “Exchanging Shares” section states that the Fund reserves the right to reject any exchange. Please revise this to state that the Fund may only reject exchanges for the purpose of purchases or explain the authority with which the Fund may reject redemption requests.

RESPONSE TO COMMENT 20

Management acknowledges that the Fund cannot reject a properly completed redemption request and has added the following disclosure to the above-referenced section of the Prospectus:

In the event that the Fund rejects an exchange request, neither the redemption nor the purchase side of the exchange will be processed. If you would like the redemption request to be processed even if the purchase order is rejected, you may submit a separate redemption request (see “How to Sell Shares” below).

COMMENT 21 — HOW TO SELL SHARES — CONTINGENT DEFERRED SALES CHARGE

General Instructions C(3)(a) to Form N-1A states that the information required by Item 12 (Distribution Arrangements) must be disclosed in one place in the prospectus. However, information regarding the contingent deferred sales charge is disclosed under the “How to Sell Shares” section. Please disclose all information required by Item 12 in one place. In addition, this section states that the “CDSC may be waived under certain special circumstances as described in the statement of additional information.” Please briefly explain such waivers in the prospectus, as required by Item 12(a)(2) of Form N-1A.

RESPONSE TO COMMENT 21

The discussion of all of the information required by Item 12 is set forth in the section entitled “How You Can Buy and Sell Shares.” This section is organized in a way that Management believes is most helpful to investors and contains cross-references to other sub-sections where appropriate. Consequently, Management respectfully declines to revise the prospectus disclosure in response to this comment.

In addition, the circumstances in which the contingent deferred sales charge may be waived are very detailed and cannot be briefly explained or summarized without causing investor confusion. As such, Management believes that the disclosure regarding the contingent deferred sales charge waiver requirements is better suited for the statement of additional information and respectfully declines to revise the prospectus disclosure in response to this comment.

COMMENT 22 — HOW YOU CAN BUY AND SELL SHARES — HOW TO SELL SHARES — REDEMPTIONS IN-KIND

Please add disclosure stating that securities received in-kind may be subject to market risk until they are sold. In addition, if the Fund will ever redeem shares in-kind with illiquid securities, please disclose this possibility and disclose that shareholders will bear the risk that such illiquid securities may not be sellable.

RESPONSE TO COMMENT 22

The disclosure has been revised to state that securities received in-kind may be subject to market risk until they are sold. Management confirms that the Fund will not redeem shares in-kind with illiquid securities.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 23 — INVESTMENT RESTRICTIONS

Please disclose that the non-fundamental restriction regarding limiting investments in illiquid securities to 15% of the Fund’s net assets is not limited to the time of investment.

RESPONSE TO COMMENT 23

The disclosure has been revised as shown in the attached Exhibit.

COMMENT 24 — INVESTMENT POLICIES AND TECHNIQUES — DERIVATIVES

Please confirm supplementally that derivatives will be valued at market value or fair value, and not the notional value, for purposes of the Fund’s 80% policy.

RESPONSE TO COMMENT 24

Management confirms that derivatives are not included in the Fund’s investment policy to invest at least 80% of its net assets and the amount of any borrowings for investment purposes in equity securities.

COMMENT 25 — INVESTMENT POLICIES AND TECHNIQUES — DERIVATIVES

This section states that the Fund may write or sell credit default swaps. Please confirm to the staff of the Commission that the Fund will segregate the full notional value amount of the credit default swaps to adequately cover its obligations.

RESPONSE TO COMMENT 25

Management confirms that the Fund will segregate the full notional value amount of the credit default swaps to adequately cover its obligations.

COMMENT 26 — SERVICE PROVIDERS — INVESTMENT ADVISER

Item 19(a)(3)(iii) of Form N-1A requires the Fund to disclosure any expense limitation provision to the advisory fee. Please describe the expense limitation in this section.

RESPONSE TO COMMENT 26

Disclosure regarding the rate of the advisory fee and the expense limitations on the advisory fee is included under “How We Manage Your Money – Management Fees” in the prospectus. General Instructions C(2)(b) to Form N-1A states: “The Fund should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensive as a document independent of the prospectus.” Consequently, the disclosure in the statement of additional information has not been revised.

COMMENT 27 — PROXY VOTING POLICIES

Please more fully describe the Fund’s proxy voting policies of the adviser, the sub-advisers and Institutional Shareholder Services Inc.

RESPONSE TO COMMENT 27

The proxy voting policies disclosure has been revised to include additional detail in response to this comment.

PART C — OTHER INFORMATION

COMMENT 28 — EXHIBITS

Please include a consent of the independent public accounting firm. If the Fund is not including a consent, please explain the legal basis for not including a consent, considering that it can be interpreted that the independent public accounting firm has been named as an expert.

RESPONSE TO COMMENT 28

Management respectfully declines to include a consent of the independent public accounting firm. Section 7 of the Securities Act of 1933, as amended, and Rule 436(a) and (b) under the Securities Act of 1933, as amended, state that a consent is needed if the expert 1) has prepared or certified any part of the registration statement, 2) is named as having prepared or certified a report or valuation for use in connection with the registration statement, 3) has a report or opinion quoted or summarized in the registration statement, or 4) has reviewed or passed upon information in the registration statement. In this case, the independent public accounting firm has been named in the registration statement but has not reviewed the information in the registration statement in an expert capacity. Therefore, a consent has not been included as an exhibit to the registration statement.

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren